Pagaya Closes Five-Year $280M Credit Facility with BlackRock, UBS, JPMorgan Chase and Other Lenders

World's top global asset managers and financial institutions provide capital to Pagaya to support the Company's financial strategy and future growth

New York, NY – February 7, 2024 – Pagaya Technologies LTD. (NASDAQ: PGY) ("Pagaya" or "the Company"), a global technology company delivering AI-driven product solutions for the financial ecosystem, announced today the closing of a credit facility with participation from Funds and Accounts managed by BlackRock U.S. Private Capital ("BlackRock"), UBS O'Connor, JPMorgan Chase, Valley Bank, and Israel Discount Bank. The facility, which consists of a $255 million term loan and a $25 million revolver, provides the capital and liquidity needed to support the Company's future growth, extends its corporate debt maturity to 2029 and validates investors' confidence in Pagaya's business model and financial strength.

"This credit facility, led by BlackRock, showcases the confidence and support from some of the largest and most sophisticated financial institutions in the world, as we transform the consumer finance ecosystem in the next phase of our growth journey," said Gal Krubiner, Co-Founder and CEO of Pagaya.

"We are pleased to partner with Pagaya and support its next stage of growth through this facility," said Dan Worrell, Managing Director at BlackRock. "We are impressed by the company's differentiated business model, core product offering, and financial strategy to create more financial opportunities and to enable new customer relationships."

"The capital commitment demonstrates our ability to access new and diverse capital sources, bolstering our financial flexibility and fortifying our business as we consistently pursue further scale," added Evangelos Perros, Interim CFO of Pagaya.

In the last four months of 2023, the Company secured four new lending partners, including a top bank and top auto captive, which are expected to drive a transformational step-change in Pagaya's network expansion. In addition, the Company recently pre-announced strong full-year 2023 financial performance, with Network Volume exceeding $8.2 billion and Adjusted EBITDA exceeding $75 million, implying annualized run-rate Adjusted EBITDA of over $110 million based on 4Q2023.

Proceeds from the facility will be used to pay off outstanding borrowings from the Company's previous facility, invest in product innovation, and grow its network with both existing and new lending and investor partners. Jefferies served as Sole Arranger on the transaction. About Pagaya Technologies Pagaya �NASDAQ� PGY� is a global technology company making life-changing financial products and services available to more people nationwide. By using machine learning, a vast data network and a sophisticated AI-driven approach, Pagaya provides comprehensive consumer credit and residential real estate solutions for its partners, their customers, and investors. Its proprietary API and capital solutions integrate into its network of partners to deliver seamless user experiences and greater access to the mainstream economy. Pagaya has offices in New York and Tel Aviv. For more information, visit pagaya.com. Cautionary Note On Forward-Looking Statements This Press Release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as “may,” “will,” “expect,” “plan,” “anticipate,” “estimate,” “intend” and similar expressions (as well as other words or expressions referencing future events, conditions or circumstances) are intended to identify forward-looking statements. These forward-looking statements may include, but are not limited to, statements regarding the impact of the new credit facility on Pagaya’s business, Pagaya’s ability to effectively use the capital and liquidity provided by the credit facility to support the Company’s future growth, the impact of certain investors’ confidence in Pagaya's business model and financial strength, the extent that the new facility bolsters the Company’s financial flexibility and fortification as it pursues further scale, and the intended use of the proceeds from the new credit facility. These forward-looking statements are based on Pagaya’s expectations and assumptions as of the date of this Release. Each of these forward-looking statements involves risks and uncertainties. Actual results may differ materially from those expressed or implied by these forward-looking statements. For a discussion of risk factors that may cause Pagaya’s actual results to differ from those expressed or implied in the forward-looking statements in this Report, you should refer to Pagaya’s filings with the SEC, including Pagaya’s most recent Form 20�F, particularly the section entitled “Risk Factors”. Except as required by law, Pagaya undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. You should, therefore, not rely on these forward-looking statements as representing Pagaya’s views as of any date subsequent to the date of this Report. Preliminary Financial Information The preliminary financial information presented in this press release are based on management’s preliminary, unaudited analysis of financial results for the three months and year ended December 0

31, 2023 as of the date of this release and subject to change as a result of the completion of the Company’s standard financial and operating closing procedures and customary audit procedures. As of the date of this press release, the Company has not completed its financial statement closing process for the three months and year ended December 31, 2023, and the company’s independent registered accounting firm has not audited the preliminary financial data discussed in this press release. As we complete our quarter and year end close process and finalize our financial statements for the quarter, it is possible that we may identify items that require adjustments to the preliminary financial information set forth above, and those changes could be material. We do not intend to update this preliminary financial information prior to the release of final fourth quarter and full year results later in February 2024. As a result, the preliminary financial information above constitutes forward-looking information and is subject to risks and uncertainties, including possible adjustments, which may cause the Company’s actual results to be different from those set forth above and the differences could be material. Accordingly, you should not place undue reliance on this preliminary financial information. Non-GAAP Financial Measures This press release references the following non-GAAP financial measures: Adjusted EBITDA. See our Q3 2023 earnings release press release posted on our Investor Relations website for information regarding non-GAAP financial measures. We do not provide a reconciliation for non-GAAP estimates on a forward-looking basis where we are unable to provide a meaningful calculation or estimation of reconciling items and the information is not available without unreasonable effort. This is due to the inherent difficulty of forecasting the timing or amount of various items that would impact the most directly comparable forward-looking U.S. GAAP financial measure that have not yet occurred, are out of the Company’s control and/or cannot be reasonably predicted. Forward-looking non-GAAP financial measures provided without the most directly comparable U.S. GAAP financial measures may vary materially from the corresponding U.S. GAAP financial measures. Investors & Analysts Jency John Head of Investor Relations ir@pagaya.com Media & Press Emily Passer Head of PR & External Communications press@pagaya.com 0